UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 63715/January 14, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-13900

In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
BROKAT TECHNOLOGIES	:	REVOKING REGISTRATION BY
AKTIENGESELLSCHAFT	:	DEFAULT

SUMMARY

This Order revokes the registration of the registered securities of Brokat Technologies Aktiengesellschaft (Brokat). The revocation is based on Brokat's repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on May 13, 2010, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Brokat is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Brokat was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(iv) on November 15, 2010.[1] To date, it has failed to file an Answer to the OIP, due ten days after service. See OIP at 2; 17 C.F.R. § 201.220(b). Thus, Brokat has failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Brokat is in default, and the undersigned finds the allegations in the OIP to be true. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Brokat, pursuant to 17 C.F.R. § 201.323.

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[1] Brokat, a German corporation, was served with the OIP by notice published in the *International Herald Tribune* on October 25 and November 1, 8, and 15, 2010, after attempts to serve it in Germany by other means proved unsuccessful. Pursuant to 17 C.F.R. § 201.141(a)(2)(iv), "[n]otice of a proceeding to a person in a foreign country may be made by any method specified in [17 C.F.R. § 201.141(a)(2)], or by any other method reasonably calculated to give notice, provided that the method of service used is not prohibited by the law of the foreign country." In this case, service by notice published in the *International Herald Tribune* complies with 17 C.F.R. § 201.141(a)(2)(iv). Brokat, Admin. Proc. No. 3-13900 (A.L.J. Oct. 29, 2010) (unpublished).

II. FINDINGS OF FACT

Brokat, CIK No. 1071486,[2] is a German corporation located in Stuttgart, Germany, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Brokat is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F[3] for the period ended December 31, 2000, which reported a net loss of 246,284,000 DM for the prior twelve months, and a Form 6-K for the period ended September 30, 2001, which reported a net loss of €970,570,000 for the prior nine months.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Brokat violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-16.

IV. SANCTION

Revocation of the registration of the registered securities of Brokat will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 by failing to file required periodic reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Brokat's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] A registration statement on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here]. Such issuers provide quarterly and other reports on Form 6-K, pursuant to 17 C.F.R. § 249.306.

Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATION of the registered securities of Brokat Technologies Aktiengesellschaft is REVOKED.

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Carol Fox Foelak
Administrative Law Judge

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